UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 59319 / January 29, 2009

Admin. Proc. File No. 3-13139

In the Matter of

OCEAN RESOURCES, INC., et al.
ONLINE GAMING SYSTEMS LTD.
 (N/K/A ADVANCED RESOURCES
 GROUP LTD.), Respondent

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Online Gaming Systems Ltd. (n/k/a Advanced Resources Group Ltd.), and the Commission has not chosen to review the decision as to them on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final decision of the Commission with respect to Online Gaming Systems Ltd. (n/k/a Advanced Resources Group Ltd.). The order contained in that decision is hereby declared effective. The

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1/   17 C.F.R. § 201.360(d).

2/   Ocean Resources, Inc., Officeland, Inc., Online Gaming Systems Ltd. (n/k/a Advanced Resources Group Ltd.), Open EC Technologies, Inc., and OVM International Holding Corp., Initial Decision Rel. No. 365 (December 18, 2008), ___ SEC Docket ___.

initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the registration of each class of registered securities of Online Gaming Systems Ltd. (n/k/a Advanced Resources Group Ltd.), is revoked.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 365
ADMINISTRATIVE PROCEEDING
FILE NO. 3-13139

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of OCEAN RESOURCES, INC., OFFICELAND, INC., ONLINE GAMING SYSTEMS LTD. (N/K/A ADVANCED RESOURCES GROUP LTD.), OPEN EC TECHNOLOGIES, INC., and OVM INTERNATIONAL HOLDING CORP.	INITIAL DECISION AS TO ONLINE GAMING SYSTEMS LTD. (N/K/A ADVANCED RESOURCES GROUP LTD.) December 18, 2008

APPEARANCES: Neil J. Welch, Jr., Paul W. Kisslinger, David S. Frye, for the Division of Enforcement, Securities and Exchange Commission.

Peter Campitiello, Tarter, Krinsky & Drogin LLP, for Online Gaming Systems Ltd. (n/k/a Advanced Resources Group Ltd.)

BEFORE: Robert G. Mahony, Administrative Law Judge

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Proceedings (OIP) on August 19, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent Online Gaming Systems Ltd. (n/k/a Advanced Resources Group Ltd.) (ARG), the only Respondent remaining, an issuer of publicly traded securities, failed to file annual and quarterly reports with the Commission for six periods after December 31, 2006.[1]

The OIP further alleges that, as a result of this conduct, ARG has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. The Commission

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[1] The OIP alleges that ARG was delinquent in filing the following periodic reports with the Commission: Form 10-KSB for period ending December 31, 2007; Form 10-QSB for period ending March 31, 2007; Form 10-QSB for period ending June 30, 2007; Form 10-QSB for period ending September 30, 2007; Form 10-Q for period ending March 31, 2008; and Form 10-Q for period ending June 30, 2008.

instituted this proceeding to determine the truth of the allegations, to afford ARG an opportunity to establish any defenses, and to decide whether the registration of ARG's securities should be suspended or revoked for the protection of investors.

ARG was served with the OIP on August 21, 2008, and filed a timely Answer, dated August 29, 2008. The Commission's Division of Enforcement (Division) notified ARG of the opportunity to inspect and copy its investigative file.

At a telephonic prehearing conference, I granted the Division leave to file a motion for summary disposition. (Order of September 23, 2008.) The Division filed its motion for summary disposition, with accompanying sworn declarations and exhibits, on October 22, 2008 (Motion). ARG submitted its opposition, with accompanying exhibits, on November 20, 2008 (Opposition). The Division filed a reply in support of its Motion on December 4, 2008 (Reply).

STANDARDS FOR SUMMARY DISPOSITION

Rule 250(a) of the Commission's Rules of Practice provides that, after a respondent's answer has been filed and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all of the allegations of the OIP with respect to that respondent. The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323 of the Commission's Rules of Practice.

Rule 250(b) of the Commission's Rules of Practice requires the hearing officer promptly to grant or deny the motion, or to defer decision on the motion. The hearing officer may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to summary disposition as a matter of law.

In assessing the summary disposition record, the facts, as well as the reasonable inferences that may be drawn from them, must be viewed in the light most favorable to the non-moving party. See Felix v. N.Y. City Transit Auth., 324 F.3d 102, 104 (2d. Cir. 2003); O'Shea v. Yellow Tech. Svcs., Inc., 185 F.3d 1093, 1096 (10th Cir. 1999); Cooperman v. Individual, Inc., 171 F.3d 43, 46 (1st Cir. 1999).

By analogy to Rule 56 of the Federal Rules of Civil Procedure, a factual dispute between the parties will not defeat a motion for summary disposition unless it is both genuine and material. See Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-48 (1986). Once the moving party has carried its burden, "its opponent must do more than simply show that there is some metaphysical doubt as to the material facts." Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 475 U.S. 574, 586 (1986). The opposing party must set forth specific facts showing a genuine issue for a hearing and may not rest upon the mere allegations or denials of its pleadings. At the summary disposition stage, the hearing officer's function is not to weigh the evidence and determine the truth of the matter, but rather to determine whether there is a genuine issue for resolution at a hearing. See Anderson, 477 U.S. at 249.

FINDINGS OF FACT

ARG (CIK No. 1003739) is a delinquent Delaware corporation located in Saddle Brook, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). (Answer at 1.) ARG is delinquent in its periodic filings with the Commission; having not filed any periodic reports since it filed its Form 10-KSB for the period ended December 31, 2006. (Id.) As of August 14, 2008, the company's common stock (symbol AVRG) was quoted on the Pink Sheets, had eleven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). (Id.)

Richard J. Dunning (Dunning) has been a director of ARG since October 23, 2006, and an officer since May 24, 2007. (Welch Decl., Exs. 8, 10.) Dunning is currently the sole officer and director of ARG. (Welch Decl., Ex. 10; Tr. 5.) Upon becoming either an officer or a director of ARG, Dunning was required to make certain filings of his affiliation with, and ownership holdings in, ARG pursuant to Exchange Act Section 16 (Section 16). Dunning, however, is delinquent in filing various Forms 3, 4, and 5. (Tr. 14-15.) In fact, Dunning has not filed any Forms 3, 4, or 5 under ARG's name, according to an Attestation, executed by the Secretary of the Commission. (Welch Decl., Ex. 11.) Furthermore, ARG is not the only company for which Dunning has failed to make required Section 16 filings.

Dunning was appointed director of Avery Sports Turf, Inc. (n/k/a Ecash, Inc.) (Avery), in 2001.[2] Though numerous Section 16 reportable events took place during Dunning's tenure with Avery, such as becoming director and various changes in ownership/holdings,[3] no Forms 3, 4, or 5, filed in Dunning's name, are on record with the Commission to date. (Welch Decl., Ex. 15.)

Finally, Dunning is delinquent in his Section 16 filings with International Surfacing, Inc. (f/k/a Harmonica Acquisition Corp.) (ISI), as Section 16 reportable events took place, but, currently, no Forms 3, 4, or 5, filed in Dunning's name, are on record with the Commission.[4] (Welch Decl., Ex. 24.)

On December 13, 2007, ARG engaged independent accounting firm, Pollard-Kelley Auditing Services, Inc., to audit its financial statements. The firm replaced Moore Stephens, P.C., who was re-engaged as the company's auditor in April 2007, after having ceased prior services for ARG on December 2, 2003. (Form 8-K, October 30, 2007; Form 8-K, December 2, 2008.)

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[2] Dunning became a director of Avery on May 30, 2001, and resigned on January 10, 2004. (Welch Decl., Ex. 13.)

[3] Between March and October 2002, Dunning acquired a total of over four million shares of Avery stock. (Welch Decl., Exs. 12, 18, 20.) Dunning also received a gift of 2,500,000 Avery shares on April 15, 2002. (Welch Decl., Ex. 19.)

[4] Dunning became President of ISI sometime between November 2005 and July 2006. (Form NT 10-Q, November 15, 2005; Form 8-K, July 21, 2006.)

When the Commission issued the OIP, ARG was delinquent in filing one annual report and five quarterly reports. Between September 22, 2008, and November 20, 2008, ARG filed its delinquent reports, along with a Form 10-Q, which became due during this period.

Form Type	Period Ended	Due Date	Date Received	Months Delinquent	Complete
10-QSB	03/31/07	05/15/07	9/22/08	16	Yes
10-QSB	06/30/07	08/14/07	9/29/08	13	Yes
10-QSB	09/30/07	11/14/07	10/14/08	11	Yes
10-K	12/31/07	03/31/08	11/20/08	8	No
10-Q	03/31/08	05/15/08	11/20/08	6	No
10-Q	6/30/08	08/14/08	11/20/08	3	No

A conference call was held on December 11, 2008, to determine the status of ARG's delinquent filings.[5] Present on the call were the Division's counsel, legal and accounting representatives of the Commission's Division of Corporation Finance (CorpFin), counsel for ARG, Dunning, internal accountant for ARG, Peter Asimakis, independent accounting consultant for ARG, James Slayton (Slayton), and outside independent accountant for ARG, Terrence Kelley. During the conference call, ARG stated that three of its recently-filed periodic reports were inadvertently filed while incomplete and, thus, need amendments not yet filed.[6] (Tr. 8-11.) These reports include ARG's Form 10-KSB for the period ending December 31, 2007, and ARG's Forms 10-Q for the periods ending March 31, 2008, and June 30, 2008. (Id.)

In addition to the outstanding accounting information, the Division filed declarations, with its Motion and Reply, from an attorney and an accountant from CorpFin,[7] who claim material deficiencies exist in several reports filed by ARG. The alleged deficiencies include insufficient disclosure regarding ARG's change in auditor (Martin Reply Decl. at 2-3), insufficient and contradictory information surrounding ARG's acquisition of WS Acquisition Corp., including omitted financial statements (Ferraro Decl. at 2-3; Martin Decl. at 2-3; Martin Reply Decl. at 3-5), insufficient explanation as to a materially changed financial statement (Ferraro Decl. at 3; Martin Decl. at 2-3), and omitted electronically signed audit reports (Martin Decl. at 3-4). During the December 11, 2008, conference call, Slayton explained that disclosures pertaining to the alleged deficiences were in the Forms 10-Q for periods ending March, June, and September 2008. (Tr. 17-18.)

DISCUSSION AND CONCLUSIONS

The Division requests its motion for summary disposition be granted and the registration

[5] References to the transcript of the December 11, 2008, conference call will be cited as "Tr. __."
[6] ARG represented that a subsequently filed Form 10-Q, for the period ending September 30, 2008, is also incomplete and needs amending. (Tr. 11.)
[7] Michael Ferraro currently serves as Special Counsel in CorpFin's Office of Enforcement Liaison and Chauncey Martin currently serves as Senior Staff Accountant in CorpFin's Office of Enforcement Liaison.

of each class of ARG's registered securities be revoked (Motion at 1, 19; Reply at 2),[8] while ARG contends that revocation should only be instituted when "necessary or appropriate for the protection of investors," which it believes does not apply here (Answer at 2).

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered under Section 12 of the Exchange Act to file annual and quarterly reports with the Commission. An issuer's annual report is due within ninety days after the end of its fiscal year. See 17 C.F.R. §§ 249.310(b)(3), .310b. An issuer's quarterly reports are due within forty-five days of the end of the first three quarters of the fiscal year. See 17 C.F.R. §§ 249.308a(a)(2), .308b.

No showing of scienter is necessary to establish a violation of Section 13(a) of the Exchange Act or the regulations thereunder. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

The purpose of the periodic reporting requirement is to supply the investing public with current, accurate financial information about an issuer so that the investing public may make informed investment decisions. As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

I conclude that ARG's undisputed failure to file timely periodic reports for the periods March 2007 through June 2008 violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. ARG filed its overdue periodic reports between September 2008 and November 2008. However, ARG is not current in its reporting obligations as amendments must be filed in order to properly complete three reports. Furthermore, even bringing all overdue reports current does not extinguish ARG's violations. See Phlo Corp., 90 SEC Docket 1089, 1108 (Mar. 30, 2007) ("the fact that Phlo eventually cleared up its backlog of overdue filings does not cure its earlier violations."). Accordingly, I grant the Division's Motion.

SANCTIONS

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one

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[8] The only remedies available in this proceeding to address ARG's reporting violations, pursuant to Section 12(j) of the Exchange Act, are revocation or suspension of registration of its securities.

hand, and the Section 12(j) sanctions, on the other hand."[9] Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway, 88 SEC Docket at 439.

ARG's failure to file timely periodic reports constitutes a serious violation of a "central provision of the Exchange Act." Gateway, 88 SEC Docket at 441. ARG's violations were repeated and ongoing for the periods March 2007 through June 2008, and at least three reports that have been submitted to the Commission remain incomplete. (Tr. 8-11.) Concerning culpability, the record shows a failure to timely obtain sufficient accounting resources to enable it to file past-due and future reports. ARG filed a late report on Form 8-K in December 2007, stating that ARG engaged a new auditor on December 13, 2007, to replace its previous auditor who ceased acting as such between December 2003 and April 2007. For over three years, including part of the time in which ARG failed to file periodic reports, ARG operated without an auditor. Its efforts to remedy its past violations and ensure future compliance are not reassuring. ARG filed three reports that are incomplete and need amending. Such efforts simply do not substitute for the need to provide complete and accurate information for investors.

ARG states that it "has taken a number of steps not only to regain but to ensure its continued reporting compliance" and "is poised for the first time in over four years to become current in its reporting obligations," presumably due to hiring an auditor and an outside accountant. (Opposition at 2.) These assurances, however, are significantly diluted by Dunning's continued and ongoing Section 16 filing violations. ARG's position that it is not "uncommon for. . . .principals of deficient companies to not necessarily file those reports at that time" is unacceptable. (Tr. 15.) With the company's sole leadership repeatedly delinquent in his reporting obligations, ARG's assurances of future compliance achieve little credibility.

In e-Smart Techs., Inc., 57 S.E.C. at 970, the Commission stated that an issuer's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors,'" within the meaning of Exchange Act Section 12(j).

While ARG has, to date, made strides toward remedying its past violations, the investing public still does not have access to past and current audited financial information, and the date when this will occur cannot be predicted. Thus, neither dismissal of the proceeding nor a suspension of registration for a period of twelve months or less is an appropriate disposition. Rather, revocation of the registration of ARG's registered securities will serve the public interest and the protection of investors pursuant to Section 12(j) of the Exchange Act.

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[9] Further, the Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. 964, 969 n.14 (2004) (Order Remanding Proceeding). ARG, however, is not a shell company. (Tr. 3-5.)

ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of each class of registered securities of Online Gaming Systems Ltd. (n/k/a Advanced Resources Group Ltd.), IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Robert G. Mahony
Administrative Law Judge